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January 23, 2006


Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Robyn Manuel

     Re:  Henry Schein, Inc.
          Form 10-K for Fiscal Year Ended December 25, 2004
          Filed March 4, 2005

          Forms 10-Q for Fiscal Quarters Ended
          March 26, 2005, June 25, 2005, and September 24, 2005

          File No. 0-27078

Dear Ms. Manuel:

In response to your letter dated December 23, 2005 regarding your review of the above referenced filings, the following represents our responses that correspond to the numbered comments in your letter:

1. With reference to our Form 10-K disclosure that in connection with our purchase of the Demedis Group, we agreed to divest the portion of the business known as "M&W" shortly after the consummation of the acquisition, with such divestiture to be effected through exercising a put option back to the previous owners, you requested that we provide to you the business reasons for structuring the transaction this way. Further you expressed your interest in understanding why we structured the transaction this way rather than excluding M&W from the initial purchase altogether.

    The business reason for structuring the M&W acquisition as discussed above was a result of our making a concession during negotiations to accommodate the seller's desire to sell the Demedis Group as a whole. We believe this request resulted from the uncertainty of the value of the M&W business on a stand-alone basis. As we were engaged in a competitive, investment-banker led, process for the acquisition of the Demedis Group we accommodated the seller's desire to sell the Demedis Group as a whole but agreed with the seller on the put structure as a means of recovering the value of M&W in the event the regulatory authorities disallowed our retention of M&W.

    Further, you requested the amount of the original purchase price of the Demedis Group attributable to M&W, how this amount compares to the amount at which M&W was put back to the seller, and our basis in GAAP for treating any difference as an adjustment to the purchase price for the remainder of the Demedis Group.




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    The amount of the original purchase price attributable to M&W was equal to and determined by the negotiated put amount. The put amount represented an amount which the seller felt assured could be attained through a subsequent resale of M&W to another third party. Therefore, there was no difference and hence no adjustment necessary to the purchase price for the remainder of the Demedis Group.

2. With reference to our Form 10-K disclosure that as part of the agreement to divest M&W, upon subsequent resale of M&W, we received a certain share of the net sale proceeds equal to $32.4 million, you requested that we provide our basis in GAAP for accounting for the proceeds received as a reduction in the purchase price for the Demedis Group, including the specific authoritative literature on which we relied in determining the proper accounting.

    All aspects of the M&W transaction, including the put and subsequent sharing in net proceeds from any subsequent resale of M&W, were negotiated as part of the agreement to purchase the Demedis Group. As mentioned in #1 above, the M&W transaction was structured as multi-step (original purchase, put back to the seller and subsequent sharing in the net resale proceeds) at the seller's request.

    We believe our accounting for all steps of the M&W transaction as one net transaction reflects the substance of the transaction. We believe the contemplated steps of the transaction, as provided for in the agreement to purchase the Demedis Group, are in substance purchase price adjustments. Although we are not aware of authoritative literature that specifically addresses this point, accounting for acquisitions often entails making purchase price adjustments for working capital and other items the acquired amounts of which are finalized post-acquisition. Such adjustments are typically based on formulas or definitions agreed to and stipulated in the purchase agreements. This was the case in this transaction, whereby the final determination of the value of the assets acquired was not known until post-acquisition (i.e. upon subsequent resale of M&W).

    The amount of the purchase price adjustment that resulted from not acquiring M&W was based on a formula, rather than a fixed amount. This was because, although we could agree with the seller on the value for the Demedis Group taken as a whole, we could not agree on the purchase price adjustment necessary in the event that M&W were excluded from the Demedis Group. When buyers and sellers cannot agree on value, "A business combination agreement may provide for the issuance of additional shares of a security or the transfer of cash or other consideration contingent on specified events or transactions in the future."(1) When contingent consideration is based on subsequent earnings, paragraph 27 of SFAS 141 requires that such consideration paid be reflected as an adjustment to the cost of the acquired company.

    We believe that the price adjustment based on the subsequent resale value is analogous to an adjustment based on earnings. The formula was designed to resolve an uncertainty regarding value at the acquisition date - not to reward us for holding M&W for a month. Accordingly, we concluded that the price adjustment should be reflected as an adjustment to the cost of the Demedis Group. We do not believe it would be appropriate to isolate the receipt of the $32.4 million from the original purchase and put of M&W, thereby creating income statement activity, from an arrangement to accommodate the seller's request that M&W not be carved-out from the Demedis Group prior to consummating the acquisition.

______________________________

(1) FASB Statement 141, Business Combinations, paragraph 25.


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3.  With reference to our Form 10-K disclosure that in connection with our pending acquisition of the Demedis Group's business in Austria, we have prepaid to the seller EUR 11.0 million and if we fail to obtain regulatory approval for this acquisition, we may incur a shortfall between the EUR 11.0 million we prepaid and the amount that will be returned to us, you requested that we provide the specific conditions under which we would not be refunded the entire EUR 11.0 million.

    We would not have been refunded the entire EUR 11.0 million to the extent that, if the regulatory authority disapproved of our purchase of the Austrian business, the business were sold to another third party, as required by the purchase agreement, and the net sale proceeds were less than EUR 11.0 million.

    With respect to your request that we inform you of our basis in GAAP for accounting for any such shortfall as an addition to goodwill of the Demedis Group, we believe the GAAP basis is the same basis for treating the $32.4 million of net sale proceeds of the M&W business as a purchase price adjustment described in #2 above.

    It is important to note that in April 2005 the regulatory authorities approved our acquisition of the Austrian business, as disclosed in all of our 2005 Form 10-Qs. Such approval was contingent upon our divesting, at closing, a portion of the Austrian business, not using certain trade names, as well as other restrictions. Upon closing this transaction, this EUR 11.0 million, less approximately EUR 1.0 million received in exchange for the divested portion of the business, was reclassified to the respective assets and liabilities acquired based on fair value.

4. With respect to your request that we inform you how we are accounting for the embedded conversion feature present in our convertible debt and specifically whether we have bifurcated the embedded conversion feature from the host contract and accounted for it as a mark-to-market derivative liability under SFAS 133, we have not bifurcated the embedded conversion feature from the host contract and have not accounted for it separately as a mark-to-market derivative liability.

    With respect to your comment that, based on your understanding of the terms of the convertible debt, it appears that the embedded conversion feature meets the three criteria in paragraph 12 of SFAS 133 for bifurcation from the host contract, we do not concur with your assessment.

    We believe the conversion feature meets the scope exception characteristics of SFAS 133 Par. 11(a) which specifies that if the embedded option is indexed to our stock and would be classified in stockholders' equity, then the conversion feature would not be considered a derivative instrument under SFAS 133. As you mention in your letter, EITF 01-6 and 00-19 provide further guidance on the application of this exception.

    EITF 01-6 clarifies that the contingency provisions of the conversion rights are considered indexed to a company's common stock provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer's stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer's own operations (for example, sales revenue of the issuer, EBITDA [earnings before interest, taxes, depreciation, and amortization] of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument's settlement amount is based solely on the issuer's stock.



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    We believe that each contingency provision should be evaluated separately under SFAS 133. Our convertible Notes are convertible if any of the following contingency provisions are met:

    1. during any fiscal quarter, if the closing price of our common stock for a period of at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 130% of the conversion price on that 30th trading day;

    2. during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices of the Notes, as determined following a request from a holder to make a determination, for that 10 trading-day period was less than 98% of the average conversion value for the Notes during that period ("parity clause");

    3. if the Notes have been called for redemption; or

    4. upon the occurrence of specified corporate transactions (e.g. change of control or distribution of rights to all shareholders to obtain our common stock at a discount);

    The first contingency provision is clearly based on the market for our common stock.

    The second contingency provision is based on the trading value of our Notes as it compares to the average conversion value for the Notes. This contingency provision is based on our common stock to the same degree that all conversion rights are based on the price of an issuer's underlying common stock. In deciding whether to convert, holders typically base their decisions on the value of the common stock compared to the value of the future interest and principal payments that would be foregone if converted. When the parity clause is triggered, the conversion right ceases to be contingent on achieving a target stock price and essentially becomes a conventional conversion right. Both a conventional conversion right and conversion right contingent on a target stock price qualify for the SFAS 133 paragraph 11(a) exception.

    The third and fourth contingency provisions are not based on any observable market or observable index, but only occur upon a contingent event.

    Once any of the contingency provisions occur, the settlement amount is based solely on the value of the stock regardless of whether payment is in the form of cash or a combination of cash with stock. Based on this analysis we believe that the conversion rights are indexed to our common stock.

    To further assess whether the conversion feature would be classified as stockholders' equity if it were freestanding, EITF 00-19 was considered. Because the holder of the Notes may not receive the entire proceeds in a fixed number of shares or the equivalent amount in cash (since we must settle the principal in cash and any premium in stock), the Notes are considered "non-conventional" and thus do not qualify for the scope exception in paragraph 4 of EITF 00-19. Therefore, EITF 00-19 paragraphs 12 through 32 were considered.



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    We believe we meet all of the criteria in paragraphs 12 through 32 of EITF
    00-19 (summarized below) and that the embedded conversion feature would be classified as equity if free-standing:

        * Any provisions that could require net-cash settlement cannot be accounted for as equity - We meet this requirement. Our Notes (the "contract") do not include any provision that could require net-cash settlement of the conversion feature;

        * The contract permits the Company to settle in unregistered shares - We meet this requirement;

        * The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding - We meet this requirement. With respect to your reference to "the potentially infinite number of shares which could be required in order to settle the conversion with the holder" it is important to note that the maximum number of shares potentially issuable upon settlement of the Notes is not infinite but is equal to the number of shares that would be issuable under conventional convertible debt, less the amount required to be settled in cash (i.e. the principal amount of our Notes). The number of shares we would issue is 5,179,110 (calculated as the par value of $240 million divided by the conversion price of $46.34 per share), less an amount of shares equal to the par value divided by the then stock price. We are required to settle to the same value as under a conventional convertible debt, except through a combination of cash and shares. Therefore, the number of shares issued upon settlement will always be lower than that under a conventional convertible structure. In other words, as our stock price increases above the conversion price, thereby increasing the premium amount to be settled in stock, the settlement amount of each share also increases, thus limiting the number of shares issuable;

        * The contract contains an explicit limit on the number of shares to be delivered in a share settlement - We meet this requirement. Refer to point above regarding quantification of the maximum number of issuable shares;

        * There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC - We meet this requirement. Our contract does not require net-cash settlement in the event we do not make timely SEC filings with respect to the underlying shares to be used upon settlement. With respect to your reference to "the additional interest/liquidated damages that we must pay in the event of a registration default event", such damages refer to registration of the Notes and not the underlying shares with which we plan to settle;

        * There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions) - We meet this requirement;

        * The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for


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           their shares - We meet this requirement. Net-cash settlement is not permissible under our contract;

        * There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder
           - We meet this requirement;

        * There is no requirement in the contract to post collateral at any point or for any reason - We meet this requirement.

5. With reference to our Form 10-K disclosure in Item 9A, you noted that our principal executive and financial officers concluded that our disclosure controls and procedures were effective, "to ensure that all material information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported as specified in the SEC's rules and forms". You requested that we revise future filings to also state, if true, whether the same officers concluded the controls and procedures were effective in "ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." We will revise future filings to include such language to the extent it is true.

    With respect to your request that we confirm to you that our conclusion regarding effectiveness would not change had such statements been included in our Form 10-K, we confirm that this is true.

6. With reference to our Form 10-K disclosure in Item 9A, you requested that in future filings we revise our disclosure regarding changes in internal control over financial reporting to identify any changes, rather than only significant changes, in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will revise our disclosure in future filings to identify any such changes.

    With respect to your request that we confirm to you that there were no changes in internal control over financial reporting during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, we confirm that this is true.

7. With reference to our Fiscal Quarter Ended March 26, 2005 Form 10-Q disclosure in Item 4, you requested that in future filings we remove all qualifying language from our disclosure regarding changes in internal control over financial reporting and state clearly whether or not there were any changes during the quarter. We will remove all qualifying language (i.e., the phrase "other than that referred to below") in future filings.

With respect to your request that we provide a statement acknowledging the below, we hereby acknowledge that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and



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 *  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions or comments regarding this response, please contact me at (631) 843-5500.


Very truly yours,


/s/ Steven Paladino
--------------------
Steven Paladino
Executive Vice President,
Chief Financial Officer and Director


cc:  Sarah Goldberg
     George F. Ohsiek, Jr.
     Lawrence Shapiro (BDO Seidman, LLP)







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